 Exhibit 99.1

TransAlta Reports Full Year and Fourth Quarter 2023 Results and Announces Enhanced Share Repurchase Program

CALGARY, AB, Feb. 23, 2024 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today reported its financial results for the fourth quarter and year ended Dec. 31, 2023, which highlight another year of exceptional performance led by strong financial, operational and safety results.

Full Year 2023 Financial Highlights

  Key financial guidance and targets increased twice during 2023
  Adjusted EBITDA(1) of $1,632 million, compared to $1,634 million from the same period in 2022
  Free Cash Flow ("FCF")(1) of $890 million, or $3.22 per share, compared to $3.55 per share from the same period in 2022
  Cash flow from operating activities of $1,464 million, an increase of $587 million from the same period in 2022
  Earnings before income taxes of $880 million, an improvement of $527 million from the same period in 2022
  Net earnings attributable to common shareholders of $644 million, an increase of $640 million from the same period in 2022
  Announced a 9 per cent increase to the common share dividend, representing the fifth consecutive annual dividend increase
  Returned $87 million of capital to common shareholders during the year through the buyback of 7.5 million common shares

Fourth Quarter 2023 Financial Highlights

  Adjusted EBITDA of $289 million, compared to $541 million for the same period in 2022
  FCF of $121 million, or $0.39 per share, compared to $315 million or $1.17 per share for the same period in 2022
  Cash flow from operating activities of $310 million, compared to $351 for the same period in 2022
  Net loss before income taxes of $35 million, a decrease of $42 million for the same period in 2022
  Net loss attributable to common shareholders of $84 million, an increase of $79 million from the same period in 2022

Other Business Highlights and Updates

  Announced an enhanced common share repurchase program for 2024 of up to $150 million towards the repurchase of common shares, representing up to 40 per cent of 2024 FCF guidance being returned to shareholders in the form of share repurchases and dividends
  Achieved strong safety performance in 2023, including a record annual Total Recordable Injury Frequency of 0.30
  Strong operational adjusted availability of 88.8%
  Maintained emissions intensity at 0.41 tCO2e/MWh from 2022 levels
  Entered into 10-year transfer agreements with an AA- rated customer for the sale of approximately 80 per cent of the expected production tax credits to be generated from the White Rock and Horizon Hill wind facilities
  Completed the Kent Hills rehabilitation program in the first quarter of 2024. All 50 turbines have returned to commercial operation
  Energization activities are underway at the Horizon Hill and White Rock wind facilities with commercial operations expected to be achieved in the first quarter of 2024
  Completion of the Mount Keith 132kV expansion project is expected to be achieved in March 2024. The expansion of the transmission system in Western Australia supports the Northern Goldfields-based operations of BHP Nickel West ("BHP")
  Achieved commercial operation of the 48 MW Northern Goldfields solar and battery storage project in November 2023. The facilities are fully contracted with BHP for a term of 15 years and are expected to reduce BHP's emissions by 12 per cent at their Mt. Keith and Leinster operations
  Announced updated strategic growth targets to 2028, including adding up to 1.75 GW of new capacity to the Company's fleet by investing approximately $3.5 billion to develop, construct or acquire new assets through to the end of 2028 to deliver annual EBITDA of approximately $350 million
  Entered into a joint development agreement with Hancock Prospecting Pty Ltd. ("Hancock") to define, develop and operate clean energy solutions
  Entered into a definitive share purchase agreement to acquire Heartland Generation and its entire business operations in Alberta and British Columbia for approximately $658 million, subject to closing adjustment
  Completed the acquisition of TransAlta Renewables Inc. ("TransAlta Renewables") for total consideration paid of $1.3 billion, which consisted of $800 million of cash and approximately 46 million common shares
  Acquired a 50 per cent interest in the Tent Mountain 320 MW pumped hydro development project

"2023 was another year of exceptional performance for our Company led by record financial and safety results. During the year, we generated strong free cash flow of $3.22 per share, driven by record revenues across our generating fleet. Our dynamic asset optimization and hedging strategies continue to perform well in managing the evolving markets of our operating portfolio, illustrating the value of our growing fleet and the capabilities of our employees," said Mr. John Kousinioris, President and Chief Executive Officer of TransAlta.

"During the year, we deployed $87 million towards share repurchases which, together with our common share dividends, resulted in the return of $145 million or $0.53 per share in value to shareholders," added Mr. Kousinioris.

"We are focused on making balanced capital allocation decisions that enhance value for our shareholders and will remain disciplined in executing our ambitious Clean Electricity Growth Plan with a focus on securing appropriate risk-adjusted returns. We will not grow simply for the sake of growth and to meet targets. Given the current market price of our common shares, which we consider to be undervalued, we will look to enhance returns and shareholder value through our dividend and share repurchases in 2024 of up to $150 million."

"Our generating portfolio continues to perform well and is expected to generate between $1.47 and $1.96 per share of free cash flow in 2024. Our enhanced common share repurchase program and expected dividend payments in 2024 represent up to 40% of our free cash flow guidance to our shareholders."

"Turning to growth, our Mount Keith transmission expansion, along with our Horizon Hill and White Rock wind facilities, are well into commissioning and we expect all projects to be completed in March 2024. This milestone, coupled with the completion of our Garden Plain wind facility and Northern Goldfields solar and battery storage project, as well as the rehabilitation of Kent Hills, will contribute contracted adjusted EBITDA of approximately $175 million annually. I am also pleased we've been able to secure 10-year transfer agreements with an AA- rated customer for the sale of approximately 80 per cent of production tax credits from the White Rock and Horizon Hill wind facilities, providing another stream of contracted revenue from these assets."

"Strong free cash flow will, over time, continue to fund our transition to a higher proportion of contracted renewables and toward the path of higher share price valuation. As I look forward, there is every reason to believe that our success will continue in 2024 and beyond."

Key Business Developments

Change to Board of Directors

The Honourable Rona Ambrose has decided that she will not stand for re-election and will retire from the Board of Directors ("the Board") following the annual shareholder meeting on April 25, 2024. The Board extends its gratitude for her service to the Company. She has been a valuable contributor to the Board since 2017 and we thank her for her leadership and insights during her tenure, especially as Chair of the Governance, Safety and Sustainability Committee of the Board.

Production Tax Credit ("PTC") Sale Agreements

On Feb. 22, 2024, the Company entered into 10-year transfer agreements with an AA-rated customer for the sale of approximately 80 per cent of the expected PTCs to be generated from the White Rock and Horizon Hill wind projects. The expected annual average EBITDA from these contracts is approximately $57 million (US$43 million).

Normal Course Issuer Bid and Automatic Share Purchase Plan

On Dec. 19, 2023, the Company entered into an Automatic Share Purchase Plan ("ASPP") in order to facilitate repurchases of TransAlta's common shares under its Normal Course Issuer Bid ("NCIB"). Under the ASPP, the Company's broker may purchase common shares from the effective date of the ASPP until the end of the ASPP. All purchases of common shares made under the ASPP will be included in determining the number of common shares purchased under the NCIB. The ASPP will terminate on the earliest of the date on which: (a) the maximum purchase limits under the ASPP are reached; (b) Feb. 24, 2024; or (c) the Company terminates the ASPP in accordance with its terms.

During the year ended Dec. 31, 2023, the Company purchased and cancelled a total of 7,537,500 common shares, at an average price of $11.49 per common share, for a total cost of $87 million.

The NCIB provides the Company with a capital allocation alternative with a view to ensuring long-term shareholder value. The Board and management believe that, from time to time, the market price of the common shares might not be reflective of the underlying value and purchases of common shares for cancellation under the NCIB may provide an opportunity to enhance shareholder value.

Northern Goldfields Solar Achieves Commercial Operation

On Nov. 22, 2023, the Company announced that the 48 MW Northern Goldfields solar and battery storage facilities achieved commercial operation. The facilities consist of the 27 MW Mount Keith solar facility, the 11 MW Leinster solar facility, the 10 MW Leinster battery energy storage system and interconnecting transmission infrastructure, all of which are now integrated into TransAlta's existing 169 MW Southern Cross Energy North remote network in Western Australia. The facilities are fully contracted to BHP for a term of 15 years and are expected to reduce BHP's scope 2 emissions at Mount Keith and Leinster by 12 per cent annually.

TransAlta Announces Growth Targets to 2028

On Nov. 21, 2023, the Company held its 2023 Investor Day event and announced it had updated its strategic growth targets to 2028, which strengthens the Company's commitment to being a leader in clean electricity by delivering customer-centred power solutions. The growth targets include: adding up to 1.75 GW of new capacity to the Company's fleet by investing approximately $3.5 billion to develop, construct or acquire new assets through to the end of 2028, with a focus on customer-centred renewables and storage through the advancement of its 4.8 GW development pipeline, and expanding this development pipeline to 10 GW by 2028.

TransAlta Declares 9 Per Cent Dividend Increase

On Nov. 21, 2023, the Board approved an annualized $0.02 per share increase, or 9 per cent increase to our common share dividend and declared a dividend of $0.06 per common share to be paid on April 1, 2024. The quarterly dividend of $0.06 per common share represents an annualized dividend of $0.24 per common share.

TransAlta Enters Joint Development Agreement with Hancock

On Nov. 21, 2023, the Company entered into a joint development agreement with Hancock, Australia's fourth largest iron ore producer. This arrangement will build on TransAlta's expertise in supplying power to remote mining operations in Western Australia. TransAlta will work collaboratively with Hancock to define and supply behind-the-fence generation solutions for Hancock in the Port Hedland area.

TransAlta to Acquire Heartland Generation from Energy Capital Partners

On Nov. 2, 2023, the Company announced that it had entered into a definitive share purchase agreement with an affiliate of Energy Capital Partners, the parent of Heartland Generation Ltd. and Alberta Power (2000) Ltd. (collectively, "Heartland"), pursuant to which TransAlta will acquire Heartland and its entire business operations in Alberta and British Columbia. The acquisition will add 10 facilities to TransAlta's fleet, totalling 1,844 MW of new capacity. The transaction is expected to close in the first half of 2024, subject to customary closing conditions, including receipt of regulatory approvals.

The purchase price for the acquisition is $390 million, subject to working capital and other adjustments, as well as the assumption of $268 million of low-cost debt. The Company will finance the transaction using cash on hand and drawing on its credit facilities.

The assets are expected to add approximately $115 million of average annual EBITDA including synergies.  Approximately 55 per cent of revenues are under contract with highly creditworthy counterparties, with a weighted-average remaining contract life of 16 years. Corporate pre-tax synergies are expected to exceed $20 million annually.

TransAlta Completes Acquisition of TransAlta Renewables to Simplify Structure and Enhance Strategic Position

On Oct. 5, 2023, the Company completed the acquisition of TransAlta Renewables pursuant to the terms of the previously announced arrangement agreement between the parties (the "Arrangement"). TransAlta acquired all of the outstanding common shares of TransAlta Renewables ("RNW Shares") not already owned, directly or indirectly, by TransAlta and certain of its affiliates, resulting in TransAlta Renewables becoming a wholly owned subsidiary of the Company. Prior to the Arrangement, TransAlta and its affiliates collectively held 160,398,217 RNW Shares, representing 60.1 per cent of the issued and outstanding RNW Shares, with the remaining 106,510,884 RNW Shares held by TransAlta Renewables shareholders ("RNW Shareholders") other than TransAlta and its affiliates.

The Arrangement was approved by RNW Shareholders at a special meeting of shareholders held on Sept. 26, 2023, and by the Court of King's Bench of Alberta on Oct. 4, 2023. The consideration paid totalled $1.3 billion, which consisted of $800 million of cash and approximately 46 million common shares of the Company.

TransAlta Tops Newsweek's Inaugural List of World's Most Trustworthy Companies

On Sept. 14, 2023, the Company announced that it ranked first on Newsweek's inaugural "World's Most Trustworthy Companies 2023" list for the Energy and Utilities category. The list identifies the top 1,000 companies in 21 countries and across 23 industries. Newsweek's 2023 World's Most Trustworthy Companies were chosen based on a holistic approach to evaluating three pillars of public trust – customers, investors and employees. The list was compiled based on an extensive survey of over 70,000 participants, gathering 269,000 evaluations of companies that people trust as a customer, as an investor or as an employee.

Garden Plain Wind Facility Achieved Commercial Operation

In August 2023, the Garden Plain wind facility was commissioned adding 130 MW to our gross installed capacity. The facility is fully contracted with Pembina Pipeline Corporation and PepsiCo Canada, with a weighted average contract life of approximately 17 years.

Tent Mountain Pumped Hydro Development Project

On April 24, 2023, the Company acquired a 50 per cent interest in the Tent Mountain Renewable Energy Complex ("Tent Mountain"), an early-stage 320 MW pumped storage hydro development project located in southwest Alberta, from Evolve Power Ltd. ("Evolve"), formerly known as Montem Resources Limited. The acquisition includes land rights, fixed assets and intellectual property associated with Tent Mountain.

The Company and Evolve own the Tent Mountain project within a special purpose partnership that is jointly managed, with the Company acting as project developer. The partnership is actively seeking an offtake agreement for the energy and environmental attributes that will be generated by the facility.

Year Ended and Fourth Quarter 2023 Highlights

$ millions, unless otherwise stated	Year Ended		Three Months Ended
	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Operational information
Adjusted availability (%)	88.8	90.0	86.9	89.5
Production (GWh)	22,029	21,258	5,783	6,005
Select financial information
Revenues	3,355	2,976	624	854
Adjusted EBITDA(1)	1,632	1,634	289	541
Earnings (loss) before income taxes	880	353	(35)	7
Net earnings (loss) attributable to common shareholders	644	4	(84)	(163)
Cash flows
Cash flow from operating activities	1,464	877	310	351
Funds from operations(1)	1,351	1,346	229	459
Free cash flow(1)	890	961	121	315
Per share
Net earnings (loss) per share attributable to common shareholders, basic and diluted	2.33	0.01	(0.27)	(0.61)
Funds from operations per share(1),(2)	4.89	4.97	0.74	1.71
FCF per share(1),(2)	3.22	3.55	0.39	1.17
Dividends declared per common share	0.22	0.21	0.12	0.11
Weighted average number of common shares outstanding	276	271	308	269

Segmented Financial Performance

$ millions	Year Ended		Three Months Ended
	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Hydro	459	527	56	133
Wind and Solar	257	311	82	92
Gas	801	629	141	264
Energy Transition	122	86	26	19
Energy Marketing	109	183	14	63
Corporate	(116)	(102)	(30)	(30)
Adjusted EBITDA	1,632	1,634	289	541
Earnings (loss) before income taxes	880	353	(35)	7

Full Year 2023 Financial Results Summary

For the year ended Dec. 31, 2023, the Company demonstrated strong performance mainly due to the continued strong market conditions in Alberta in the first half of the year, higher production in the Gas and Energy Transition segments, and higher hedged volumes and lower realized gas prices in the Gas segment, partially offset by lower wind and water resources. The Energy Marketing segment's performance was lower compared to 2022 due to the lower realized settled trades during the year on market positions compared to the prior year.

Total production for the year ended Dec. 31, 2023, was 22,029 GWh compared to 21,258 GWh for the same period in 2022, an increase of 771 GWh or 4 per cent, primarily due to:

  Production from the Centralia facility within the Energy Transition segment experienced fewer planned and unplanned outage hours compared to the prior year and was able to dispatch during periods of higher merchant pricing for the region;
  Strong production in the Gas segment that was both higher than the prior year as well as higher than expectations for the year. The Gas segment was available during periods of supply tightness, allowing our facilities to operate during periods of peak pricing; partially offset by
  The Gas segment being unfavourably impacted by relatively mild weather in the fourth quarter of 2023, due to warmer than average weather conditions compared to the same period in 2022 which had tighter supply due to the extreme cold weather in Alberta.

Production for the renewables fleet for the year ended Dec. 31, 2023, was 6,012 GWh compared to 6,236 GWh for the same period in 2022, a decrease of 224 GWh or 4 per cent, primarily due to:

  Lower than average renewable resources in the year that impacted production in both the Hydro and the Wind and Solar segments;
  Hydro production was further impacted by lower availability due to increased planned maintenance outages compared to 2022; partially offset by
  The addition of the Garden Plain wind facility, the partial return to service of the Kent Hills wind facility, and the addition of the Northern Goldfields solar and battery storage facilities during the year.

Adjusted availability for the year ended Dec. 31, 2023, was 88.8 per cent, compared to 90.0 per cent in 2022, a decrease of 1.2 percentage points, primarily due to:

  Planned outages in the Hydro segment, mainly at our Alberta Hydro Assets; and
  Planned outages at Sundance Unit 6, Sheerness Unit 1, Keephills Units 2 and 3 and Sarnia in the Gas segment; partially offset by
  Lower planned outages at Centralia Unit 2 in the Energy Transition segment; and
  The partial return to service of the Kent Hills wind facilities.

Adjusted EBITDA for the year ended Dec. 31, 2023, was $1,632 million compared to $1,634 million in 2022, a decrease of $2 million, or 0.1 per cent. The major factors impacting adjusted EBITDA are summarized below:

  Hydro adjusted EBITDA decreased by $68 million, or 13 per cent, compared to the same period in 2022, primarily due to lower ancillary services volumes, lower spot power and ancillary services prices and lower than average water resources, partially offset by realized gains from hedging and sales of environmental attributes;
  Wind and Solar adjusted EBITDA decreased by $54 million, or 17 per cent, compared to 2022 primarily due to lower environmental attribute revenues from lower offset and credit sales, lower spot power pricing in Alberta, lower wind resource across the operating fleets, and lower liquidated damages recognized at the Windrise wind facility, partially offset by the commercial operation of the Garden Plain wind facility, the Northern Goldfields solar facilities and the partial return to service of the Kent Hills wind facilities;
  Gas adjusted EBITDA increased by $172 million, or 27 per cent, compared to 2022, primarily due to higher power prices from hedges partially offsetting the impacts of lower Alberta spot prices, lower natural gas commodity costs and higher production, partially offset by lower thermal revenues, higher carbon prices and higher carbon costs and fuel usage related to production;
  Energy Transition adjusted EBITDA increased by $36 million, or 42 per cent, compared to 2022, primarily due to higher production from higher availability and higher merchant sales volumes, partially offset by lower market prices compared to the prior year;
  Energy Marketing adjusted EBITDA decreased by $74 million, or 40 per cent, compared to 2022 primarily due to lower realized settled trades during the year on market positions in comparison to prior year and higher OM&A. Energy Marketing results were in line with management's expectations and performance was consistent with our revised full year financial guidance provided in the second quarter of 2023; and
  Corporate adjusted EBITDA decreased by $14 million, or 14% per cent, compared to 2022, primarily due to increased spending to support strategic and growth initiatives and higher costs associated with the relocation of the Company's head office.

Cash flow from operating activities totalled $1,464 million for the year ended Dec. 31, 2023, compared to $877 million in the same period in 2022, an increase of $587 million, or 67 per cent, primarily due to:

  Higher gross margin on lower natural gas costs included in fuel and purchased power, partially offset by lower revenues net of unrealized gains and losses from risk management activities and higher carbon compliance costs;
  Higher OM&A from increased spending on strategic and growth initiatives, higher costs associated with the relocation of the Company's head office, and increased costs due to inflationary pressures;
  Lower current income tax expense as previously restricted non-capital loss carryforwards were utilized to offset taxable income;
  Higher interest income on higher cash balances and favourable interest rates; and
  Favourable change in non-cash operating working capital balances with lower accounts receivable and collateral provided as a result of declining volatility in the market and market prices, partially offset by lower accounts payable and collateral received related to derivative instruments.

Free Cash Flow totalled $890 million for the year ended Dec. 31, 2023, compared to $961 million for the same period in 2022, a decrease of $71 million, or 7 per cent, primarily driven by:

  Higher distributions paid to subsidiaries' non-controlling interests as related to timing of distributions paid to TransAlta Cogeneration LP ("TA Cogen"), partially offset by lower distributions paid to TransAlta Renewables;
  Higher sustaining capital expenditures due to higher planned major maintenance costs for the Hydro and Gas segments, which were partially offset by lower planned major maintenance in Wind and Solar and Energy Transition segments;
  Lower provisions being accrued compared to the prior year without settlement;
  Adjusted EBITDA items noted above, partially offset by
  Higher cash balances and favourable interest rates increasing interest income; and
  Lower current income tax expense as previously restricted non-capital loss carryforwards were utilized to offset taxable income.

Earnings before income taxes totalled $880 million for the year ended Dec. 31, 2023, compared to $353 million in the same period in 2022, an increase of $527 million, or 149 per cent.

Net earnings attributable to common shareholders totalled $644 million for the year ended Dec. 31, 2023, compared to $4 million in the same period in 2022, an increase of $640 million, primarily due to:

  Adjusted EBITDA items discussed above;
  Unrealized mark-to-market losses in 2022;
  Lower income tax expense due to a recovery relating to the reversal of previously derecognized Canadian deferred tax assets and lower US non-deductible expenses relating to the US operations, partially offset by higher earnings from Canadian operations;
  Higher asset impairment reversals due to decommissioning and restoration provisions for retired assets being favourably impacted by a change in timing of expected cash outflows partially offset by lower discount rates;
  Increased interest income due to higher cash balances and favourable interest rates; and
  Higher depreciation and amortization due to revisions to useful lives on certain facilities and commercial operation of new facilities.

Fourth Quarter Financial Results Summary

During the fourth quarter of 2023, weather impacts were relatively mild compared to the prior period and the fourth quarter of 2022, which had extreme cold weather in Alberta, resulting in periods of exceptional peak pricing in 2022.

Production for the three months ended Dec. 31, 2023, was 5,783 GWh compared to 6,005 GWh for the same period in 2022. The decrease of 222 GWh, or 4 per cent was primarily due to:

  Lower dispatch of the Alberta Gas assets due to warmer temperatures;
  Lower availability, partially offset by
  Higher production in the Wind and Solar segment with the addition of the Garden Plain wind facility.

Adjusted availability for the three months ended Dec. 31, 2023, was 86.9 per cent compared to 89.5 per cent for the same period in 2022, a decrease of 2.6 percentage points primarily due to:

  Planned outages in the Gas segment and Hydro segment, partially offset by
  Higher availability for the Wind and Solar segment, mainly due to the partial return to service of the Kent Hills wind facilities; and
  Lower unplanned outages in the Energy Transition segment.

Adjusted EBITDA for the three months ended Dec. 31, 2023, was $289 million compared to $541 million in the same period of 2022, a decrease of $252 million, or 47 per cent. The major factors impacting adjusted EBITDA are summarized below:

  Hydro adjusted EBITDA decreased by $77 million or 58 per cent, due to decreased revenues from lower merchant and ancillary prices in the Alberta market and lower ancillary services volumes;
  Wind and Solar adjusted EBITDA decreased by $10 million or 11 per cent, due to lower merchant pricing in Alberta, lower wind resource in Eastern Canada and the US and higher OM&A due to new long-term service agreements, partially offset by higher revenues related to the partial return to service of the Kent Hills facilities and the addition of the Garden Plain wind facility and Northern Goldfields solar and battery storage facilities;
  Gas adjusted EBITDA decreased by $123 million or 47 per cent, due to lower realized prices and production volume in the Alberta market, lower thermal revenues due to lower steam revenue pricing at the Sarnia facility compared to 2022, and higher OM&A with the inventory write-down at the Sundance and Keephills 2 facilities;
  Energy Transition adjusted EBITDA increased by $7 million or 37 per cent compared to 2022, primarily due to higher production that was due to lower unplanned outages, partially offset by lower revenues as a result of lower market prices;
  Energy Marketing adjusted EBITDA decreased by $49 million or 78 per cent compared to 2022, primarily due to lower realized settled trades during the fourth quarter on market positions in comparison to prior period; and
  Corporate adjusted EBITDA was consistent with the same period in 2022.

FCF totalled $121 million for the three months ended Dec. 31, 2023, compared to $315 million in the same period in 2022, a decrease of $194 million, or 62 per cent primarily due to:

  Lower adjusted EBITDA items noted above, partially offset by
  Lower distributions paid to subsidiaries' non-controlling interests on lower net earnings in TA Cogen and no dividends paid to TransAlta Renewables shareholders.

Loss before income taxes for the three months ended Dec. 31, 2023, was $35 million compared to net earnings of $7 million in the same period of 2022, a decrease of $42 million.

Net loss attributable to common shareholders for the three months ended Dec. 31, 2023, was $84 million compared to a net loss of $163 million in the same period of 2022, an improvement of $79 million, or 48 per cent primarily due to:

  Adjusted EBITDA items discussed above;
  Lower income tax expense due to lower earnings before tax in 2023 and the reduction of non-deductible expenses in the US;
  Lower depreciation and amortization from the revision of useful lives on certain facilities, partially offset by commercial operation of new facilities; and
  Gains on sale of assets decreased compared to the same period in 2022, due to certain sales of gas generation assets in 2022.

Alberta Electricity Portfolio

For the three months and year ended Dec. 31, 2023, the Alberta electricity portfolio generated 2,988 GWh and 11,759 GWh, respectively, compared to 3,353 GWh and 11,476 GWh of energy for 2022, respectively. The annual production increase of 283 GWh, or 2 per cent, was primarily due to:

  The commercial operation of the Garden Plain wind facility in the third quarter of 2023;
  Hedged production with higher power prices for the year ended Dec. 31, 2023, compared to 2022, primarily due to the opportunity to secure additional margins with strategic hedges for the hydro assets;
  Higher production from our Gas assets due to strong market conditions in the first half of 2023, partially offset by lower water resources in the Alberta Hydro assets.

Gross margin for the three months and year ended Dec. 31, 2023, was $215 million and $1,248 million, respectively, a decrease of $206 million and an increase of $71 million, respectively, compared to the same periods in 2022. The annual increase was primarily due to:

  Higher power price hedges, partially offsetting the impacts of lower Alberta spot prices and lower natural gas prices compared to 2022; partially offset by
  Lower ancillary services revenues due to the Alberta Electric System Operator procuring lower volumes given its decision to reduce the cumulative volume of imports into Alberta.

Alberta power prices for 2023 were lower compared to 2022, as 2022 experienced exceptional pricing. The average spot power price per MWh for the three months and year ended Dec. 31, 2023, was $82 per MWh and $134 per MWh, respectively, compared to $214 per MWh and $162 per MWh in the same periods in 2022. This was primarily due to:

  Moderate temperatures in the last six months of the year compared with the prior year;
  Higher total renewable generation in the Alberta market from new wind and solar facilities and higher wind resources during the fourth quarter of 2023; and
  Lower natural gas prices.

Hedged volumes for the three months and year ended Dec. 31, 2023, were 1,742 GWh and 7,550 GWh at an average price of $92 per MWh and $111 per MWh, respectively, compared to 1,907 GWh and 7,228 GWh at an average price of $106 per MWh and $86 per MWh, respectively, in 2022.

Liquidity and Financial Position

We expect to maintain adequate available liquidity under our committed credit facilities. As at Dec. 31, 2023, we had access to $1.7 billion in liquidity, including $345 million in cash, net of bank overdraft; which significantly exceeds the funds required for committed growth, sustaining capital and productivity projects. Cash amount of $800 million was used for the acquisition of TransAlta Renewables.

2024 Financial Guidance

The following table outlines our expectations on key financial targets and related assumptions for 2024 and should be read in conjunction with the narrative discussion that follows and the Governance and Risk Management section of the MD&A for additional information:

Measure	2024 Target	Updated Target 2023	2023 Actuals
Adjusted EBITDA	$1,150 million - $1,300 million	$1,700 million - $1,800 million	$1,632 million
FCF	$450 million - $600 million	$850 million - $950 million	$890 million
FCF per share	$1.47 - $1.96	$2.77 - $3.10	$3.22
Annual dividend per share	$0.24	$0.22	$0.22

The Company's outlook for 2024 may be impacted by a number of factors as detailed further below.

Market	2024 Assumptions	Updated Target 2023	2023 Actuals
Alberta spot ($/MWh)	$75 to $95	$150 to $170	$134
Mid-C spot (US$/MWh)	US$85 to US$95	US$90 to US$110	US$76
AECO gas price ($/GJ)	$2.50 to $3.00	$2.50	$2.54

Alberta spot price sensitivity: a +/- $1 per MWh change in spot price is expected to have a +/-$5 million impact on adjusted EBITDA for 2024.

Other assumptions relevant to the 2024 outlook

2024 Expectations
Energy Marketing gross margin	$110 million to $130 million
Sustaining capital	$130 million to $150 million
Corporate cash taxes	$95 million to $130 million
Cash interest	$240 million to $260 million

Hedging assumptions	2024
Hedged production (GWh)	8,152
Hedge price ($/MWh)	$85
Hedged gas volumes (GJ)	62 million
Hedge gas prices ($/GJ)	$2.76

Conference call

TransAlta will hold a conference call and webcast at 9:00 a.m. MST (11:00 a.m. EST) today, February 23 2024, to discuss our fourth quarter and year end 2023 results. The call will begin with a short address by John Kousinioris, President and Chief Executive Officer, and Todd Stack, EVP Finance and Chief Financial Officer, followed by a question and answer period for investment analysts and investors. A question and answer period for the media will immediately follow.

Dial-in number - Full-Year and Fourth Quarter 2023 Conference Call

Toll-free North American participants call: 1-888-664-6392

A link to the live webcast will be available on the Investor Centre section of TransAlta's website at https://transalta.com/investors/presentations-and-events/. If you are unable to participate in the call, the instant replay is accessible at 1-888-390-0541 (Canada and USA toll free) with TransAlta pass code 493975 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

Notes

(1)	These items are not defined and have no standardized meaning under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings (loss) trends more readily in comparison with prior periods' results. Please refer to the Non-IFRS Measures section of this earnings release for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.
(2)	Funds from operations ("FFO") per share and free cash flow ("FCF") per share are calculated using the weighted average number of common shares outstanding during the period. Refer to the Additional IFRS Measures and Non-IFRS Measures section of the MD&A for the purpose of these non-IFRS ratios.

Non-IFRS financial measures and other specified financial measures

We use a number of financial measures to evaluate our performance and the performance of our business segments, including measures and ratios that are presented on a non-IFRS basis, as described below. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our consolidated financial statements prepared in accordance with IFRS. We believe that these non-IFRS amounts, measures and ratios, read together with our IFRS amounts, provide readers with a better understanding of how management assesses results.

Non-IFRS amounts, measures and ratios do not have standardized meanings under IFRS. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, as an alternative to, or more meaningful than, our IFRS results.

Adjusted EBITDA

Each business segment assumes responsibility for its operating results measured by adjusted EBITDA. Adjusted EBITDA is an important metric for management that represents our core operational results. Interest, taxes, depreciation and amortization are not included, as differences in accounting treatments may distort our core business results. In addition, certain reclassifications and adjustments are made to better assess results, excluding those items that may not be reflective of ongoing business performance. This presentation may facilitate the readers' analysis of trends.

Funds From Operations ("FFO")

FFO is an important metric as it provides a proxy for cash generated from operating activities before changes in working capital and provides the ability to evaluate cash flow trends in comparison with results from prior periods. FFO is a non-IFRS measure.

Free Cash Flow ("FCF")

FCF is an important metric as it represents the amount of cash that is available to invest in growth initiatives, make scheduled principal repayments on debt, repay maturing debt, pay common share dividends or repurchase common shares. Changes in working capital are excluded so FFO and FCF are not distorted by changes that we consider temporary in nature, reflecting, among other things, the impact of seasonal factors and timing of receipts and payments. FCF is a non-IFRS measure.

Non-IFRS Ratios

FFO per share, FCF per share and adjusted net debt to adjusted EBITDA are non-IFRS ratios that are presented in the MD&A. Refer to the Reconciliation of Cash Flow from Operations to FFO and FCF and Key Non-IFRS Financial Ratios sections of the MD&A for additional information.

FFO per share and FCF per share

FFO per share and FCF per share are calculated using the weighted average number of common shares outstanding during the period. FFO per share and FCF per share are non-IFRS ratios.

Reconciliation of these non-IFRS financial measures to the most comparable IFRS measure are provided below.

Reconciliation of Non-IFRS Measures on a Consolidated Basis

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings before income taxes for the three months ended Dec. 31, 2023:

Three months ended Dec. 31, 2023 $ millions	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	77	94	246	175	39	—	631	(7)	—	624
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(2)	20	53	7	(19)	—	59	—	(59)	—
Realized gain on closed exchange positions	—	—	23	—	4	—	27	—	(27)	—
Decrease in finance lease receivable	—	—	15	—	—	—	15	—	(15)	—
Finance lease income	—	—	2	—	—	—	2	—	(2)	—
Unrealized foreign exchange gain on commodity	—	—	1	—	—	—	1	—	(1)	—
Adjusted revenues	75	114	340	182	24	—	735	(7)	(104)	624
Fuel and purchased power	5	8	127	138	—	—	278	—	—	278
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted fuel and purchased power	5	8	126	138	—	—	277	—	1	278
Carbon compliance	—	—	27	—	—	—	27	—	—	27
Gross margin	70	106	187	44	24	—	431	(7)	(105)	319
OM&A	13	25	56	18	10	29	151	(1)	—	150
Taxes, other than income taxes	1	1	—	—	—	1	3	—	—	3
Net other operating income	—	(3)	(10)	—	—	—	(13)	—	—	(13)
Reclassifications and adjustments:
Insurance recovery	—	1	—	—	—	—	1	—	(1)	—
Adjusted net other operating income	—	(2)	(10)	—	—	—	(12)	—	(1)	(13)
Adjusted EBITDA(2)	56	82	141	26	14	(30)	289
Equity income										3
Finance lease income										2
Depreciation and amortization										(132)
Asset impairment reversals										(26)
Interest income										12
Interest expense										(66)
Foreign exchange loss										(7)
Loss before income taxes										(35)

(1)	The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)	Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the Non-IFRS financial measures and other specified financial measures section in this earnings release.

The following table reflects adjusted EBITDA by segment and provides reconciliation to loss before income taxes for the three months ended Dec. 31, 2022:

Three months ended Dec. 31, 2022 $ millions	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	159	98	276	281	44	—	858	(4)	—	854
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	1	23	238	(7)	12	—	267	—	(267)	—
Realized gain on closed exchange positions	—	—	7	—	20	—	27	—	(27)	—
Decrease in finance lease receivable	—	—	12	—	—	—	12	—	(12)	—
Finance lease income	—	—	4	—	—	—	4	—	(4)	—
Unrealized foreign exchange gain on commodity	—	—	—	—	(1)	—	(1)	—	1	—
Adjusted revenues	160	121	537	274	75	—	1,167	(4)	(309)	854
Fuel and purchased power	5	11	196	234	—	—	446	—	—	446
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted fuel and purchased power	5	11	195	234	—	—	445	—	1	446
Carbon compliance	—	—	27	—	—	—	27	—	—	27
Gross margin	155	110	315	40	75	—	695	(4)	(310)	381
OM&A	22	18	57	19	12	30	158	(1)	—	157
Taxes, other than income taxes	—	5	2	2	—	—	9	(1)	—	8
Net other operating income	—	(5)	(8)	—	—	—	(13)	3	—	(10)
Adjusted EBITDA(2)	133	92	264	19	63	(30)	541
Equity income										4
Finance lease income										4
Depreciation and amortization										(188)
Asset impairment charges										(5)
Interest income										10
Interest expense										(77)
Foreign exchange loss										(13)
Gain on sale of assets and other										46
Earnings before income taxes										7

(1)	The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)	Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the Non-IFRS financial measures and other specified financial measures section in this earnings release.

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings before income taxes for the year ended Dec. 31, 2023:

Year ended Dec. 31, 2023 $ millions	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	533	357	1,514	751	220	1	3,376	(21)	—	3,355
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(4)	16	(67)	(5)	23	—	(37)	—	37	—
Realized gain (loss) on closed exchange positions	—	—	10	—	(91)	—	(81)	—	81	—
Decrease in finance lease receivable	—	—	55	—	—	—	55	—	(55)	—
Finance lease income	—	—	12	—	—	—	12	—	(12)	—
Unrealized foreign exchange loss on commodity	—	—	1	—	—	—	1	—	(1)	—
Adjusted revenues	529	373	1,525	746	152	1	3,326	(21)	50	3,355
Fuel and purchased power	19	30	453	557	—	1	1,060	—	—	1,060
Reclassifications and adjustments:
Australian interest income	—	—	(4)	—	—	—	(4)	—	4	—
Adjusted fuel and purchased power	19	30	449	557	—	1	1,056	—	4	1,060
Carbon compliance	—	—	112	—	—	—	112	—	—	112
Gross margin	510	343	964	189	152	—	2,158	(21)	46	2,183
OM&A	48	80	192	64	43	115	542	(3)	—	539
Taxes, other than income taxes	3	12	11	3	—	1	30	(1)	—	29
Net other operating income	—	(7)	(40)	—	—	—	(47)	—	—	(47)
Reclassifications and adjustments:
Insurance recovery	—	1	—	—	—	—	1	—	(1)	—
Adjusted net other operating income	—	(6)	(40)	—	—	—	(46)	—	(1)	(47)
Adjusted EBITDA(2)	459	257	801	122	109	(116)	1,632
Equity income										4
Finance lease income										12
Depreciation and amortization										(621)
Asset impairment reversals										48
Interest income										59
Interest expense										(281)
Foreign exchange loss										(7)
Gain on sale of assets and other										4
Earnings before income taxes										880

(1)	The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)	Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the Non-IFRS financial measures and other specified financial measures section in this earnings release.

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings before income taxes for the year ended Dec. 31, 2022:

Year ended Dec. 31, 2022 $ millions	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	606	303	1,209	714	160	(2)	2,990	(14)	—	2,976
Reclassifications and adjustments:
Unrealized mark-to-market loss	1	104	251	10	12	—	378	—	(378)	—
Realized gain (loss) on closed exchange positions	—	—	(4)	—	47	—	43	—	(43)	—
Decrease in finance lease receivable	—	—	46	—	—	—	46	—	(46)	—
Finance lease income	—	—	19	—	—	—	19	—	(19)	—
Unrealized foreign exchange gain on commodity	—	—	—	—	(1)	—	(1)	—	1	—
Adjusted revenues	607	407	1,521	724	218	(2)	3,475	(14)	(485)	2,976
Fuel and purchased power	22	31	641	566	—	3	1,263	—	—	1,263
Reclassifications and adjustments:
Australian interest income	—	—	(4)	—	—	—	(4)	—	4	—
Adjusted fuel and purchased power	22	31	637	566	—	3	1,259	—	4	1,263
Carbon compliance	—	1	83	(1)	—	(5)	78	—	—	78
Gross margin	585	375	801	159	218	—	2,138	(14)	(489)	1,635
OM&A	55	68	195	69	35	101	523	(2)	—	521
Taxes, other than income taxes	3	12	15	4	—	1	35	(2)	—	33
Net other operating income	—	(23)	(38)	—	—	—	(61)	3	—	(58)
Reclassifications and adjustments:
Insurance recovery	—	7	—	—	—	—	7	—	(7)	—
Adjusted net other operating income	—	(16)	(38)	—	—	—	(54)	3	(7)	(58)
Adjusted EBITDA(2)	527	311	629	86	183	(102)	1,634
Equity income										9
Finance lease income										19
Depreciation and amortization										(599)
Asset impairment charges										(9)
Interest income										24
Net interest expense										(286)
Foreign exchange gain										4
Gain on sale of assets and other										52
Earnings before income taxes										353

(1)	The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)	Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the Non-IFRS financial measures and other specified financial measures section in this earnings release.

Reconciliation of cash flow from operations to FFO and FCF

The table below reconciles our cash flow from operating activities to our FFO and FCF:

	Three Months Ended		Year Ended
$ millions, unless otherwise stated	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Cash flow from operating activities(1)	310	351	1,464	877
Change in non-cash operating working capital balances	(135)	64	(124)	316
Cash flow from operations before changes in working capital	175	415	1,340	1,193
Adjustments
Share of adjusted FFO from joint venture(1)	(2)	1	8	8
Decrease in finance lease receivable	15	12	55	46
Clean energy transition provisions and adjustments(2)	4	7	11	42
Realized gain (loss) on closed positions with same counterparty	27	21	(81)	37
Other(3)	10	3	18	20
FFO(4)	229	459	1,351	1,346
Deduct:
Sustaining capital(1)	(74)	(67)	(174)	(142)
Productivity capital	(1)	(1)	(3)	(4)
Dividends paid on preferred shares	(12)	(12)	(51)	(43)
Distributions paid to subsidiaries' non- controlling interests	(19)	(61)	(223)	(187)
Principal payments on lease liabilities	(2)	(3)	(10)	(9)
FCF(4)	121	315	890	961
Weighted average number of common shares outstanding in the period	308	269	276	271
FFO per share(4)	0.74	1.71	4.89	4.97
FCF per share(4)	0.39	1.17	3.22	3.55

(1)	Includes our share of amounts for Skookumchuck, an equity-accounted joint venture.
(2)	During 2022, to support the employees affected by the closure of the Highvale mine and our transition off coal to cleaner sources, the Company made a voluntary special contribution of $35 million to the Highvale mine pension plan. 2022 also includes amounts related to onerous contracts recognized in 2021.
(3)	Other consists of production tax credits, which is a reduction to tax equity debt, less distributions from the equity-accounted joint venture.
(4)	These items are not defined and have no standardized meaning under IFRS. Refer to the Non-IFRS Measures section in this earnings release.

The table below provides a reconciliation of our adjusted EBITDA to our FFO and FCF:

	Three Months Ended		Year Ended
$ millions, unless otherwise stated	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Adjusted EBITDA(1)(4)	289	541	1,632	1,634
Provisions	(1)	20	(1)	25
Net interest expense(2)	(41)	(49)	(164)	(200)
Current income tax recovery (expense)	5	(29)	(50)	(65)
Realized foreign exchange gain (loss)	9	(18)	(4)	—
Decommissioning and restoration costs settled	(15)	(12)	(37)	(35)
Other non-cash items	(17)	6	(25)	(13)
FFO(3)(4)	229	459	1,351	1,346
Deduct:
Sustaining capital(4)	(74)	(67)	(174)	(142)
Productivity capital	(1)	(1)	(3)	(4)
Dividends paid on preferred shares	(12)	(12)	(51)	(43)
Distributions paid to subsidiaries' non-controlling interests	(19)	(61)	(223)	(187)
Principal payments on lease liabilities	(2)	(3)	(10)	(9)
FCF(4)	121	315	890	961

(1)	Adjusted EBITDA is defined in the Additional IFRS Measures and Non-IFRS Measures of this earnings release and reconciled to earnings (loss) before income taxes above.
(2)	Net interest expense includes interest expense for the period less interest income.
(3)	These items are not defined and have no standardized meaning under IFRS. FFO and FCF are defined in the Non-IFRS financial measures and other specified financial measures section of in this earnings release and reconciled to cash flow from operating activities above.
(4)	Includes our share of amounts for Skookumchuck wind facility, an equity-accounted joint venture.

TransAlta is in the process of filing its Annual Information Form, Audited Consolidated Financial Statements and accompanying notes, as well as the associated Management's Discussion & Analysis ("MD&A"). These documents will be available today on the Investors section of TransAlta's website at www.transalta.com or through SEDAR at www.sedarplus.ca.

TransAlta will also be filing its Form 40-F with the US Securities and Exchange Commission. The form will be available through their website at www.sec.gov. Paper copies of all documents are available to shareholders free of charge upon request.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 112 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and the Future-Fit Business Benchmark, which also defines sustainable goals for businesses. Our reporting on climate change management has been guided by the International Financial Reporting Standards (IFRS) S2 Climate-related Disclosures Standard and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 66 per cent reduction in GHG emissions or 21.3 million tonnes CO2e since 2015 and received an upgraded MSCI ESG rating of AA.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements). In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to: the Company's enhanced share repurchase plans and the allocation of up to $150 million towards the repurchase of common shares of the Company in 2024, with up to approximately 40 per cent of free cash flow guidance to be returned to shareholders through share repurchases and dividends in 2024; TransAlta's acquisition of Heartland (as defined above) and its entire business operations in Alberta and British Columbia, including the ability to obtain regulatory approval and the timing thereof; the Company's expanded growth targets to deliver 1.75 GW with a target investment of $3.5 billion by 2028 which is anticipated to deliver annual EBITDA of $350 million of developing contracted renewables; the Company's expansion of its development pipeline targeted to reach 10 GW by 2028; the Company realizing strong free cash flow to fund our transition to a higher proportion of contracted renewables and achieve a higher share price valuation; the Company's projects under construction, including timing of commercial operation; realizing the benefits of the 50 per cent acquisition of the Tent Mountain 320 MW pumped hydro development project; executing growth with Hancock under the Joint Development Agreement; the Company's investment strategy delivering long term value to shareholders; the common share dividend level through 2024; and the Company's 2024 Outlook, including Adjusted EBITDA, free cash flow, annual dividend per share, as well as expectations pertaining to sustaining capital, energy marketing gross margin, power and gas prices, cash interest and corporate cash taxes.

The forward-looking statements contained in this news release are based on many assumptions including, but not limited to, the following material assumptions: no significant changes to applicable laws and regulations beyond those that have already been announced; those assumptions contained in the Company's 2024 Outlook, including as it pertains to power and gas prices; no material adverse impacts to long-term investment and credit markets; no significant changes to the decommissioning and restoration costs; no significant changes to the integrity and reliability of our assets; and no significant changes to the Company's debt and credit ratings. Forward-looking statements are subject to a number of significant risks, and uncertainties that could cause actual plans, performance, results or outcomes to differ materially from current expectations. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this news release include, risks relating to: fluctuations in power prices, including merchant pricing in Alberta, Ontario and Mid-Columbia; failure or delay in closing the Heartland acquisition; failure to realize benefits of the Heartland acquisition, including the inability to advance the Battle River Carbon Hub Project to final investment decision or commercial operation and any loss in value in the Heartland portfolio during the interim period prior to closing; supply chain disruptions impacting major maintenance and growth projects; reductions in production; restricted access to capital and increased borrowing costs, including any difficulty raising debt, equity or tax equity, as applicable, on reasonable terms or at all; labour relations matters, reduced labour availability and the ability to continue to staff our operations and facilities; reliance on key personnel; disruptions to our supply chains, including our ability to secure necessary equipment; force majeure claims; our ability to obtain regulatory and any other third-party approvals on the expected timelines or at all in respect of our growth projects; long term commitments on gas transportation capacity that may not be fully utilized over time; adverse financial impacts arising from the Company's hedged positions; risks associated with development and construction projects, including as it pertains to increased capital costs, permitting, labour and engineering risks, disputes with contractors and potential delays in the construction or commissioning of such projects; significant fluctuations in the Canadian dollar against the US dollar and Australian dollar; changes in short-term and long-term electricity supply and demand; counterparty credit risk and a higher rate of losses on our accounts receivables; impairments and/or write-downs of assets; adverse impacts on our information technology systems and our internal control systems, including cybersecurity threats; commodity risk management and energy trading risks, including the effectiveness of the Company's risk management tools associated with hedging and trading procedures to protect against significant losses; an inability to contract our generation for prices that will provide expected returns and to replace contracts as they expire; changes to the legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; disruptions in the transmission and distribution of electricity; the effects of weather, including man-made or natural disasters, and climate-change related risks; increases in costs; reductions to our generating units' relative efficiency or capacity factors; disruptions in the source of fuels, including natural gas, coal, water, solar, or wind resources required to operate our facilities; general economic risks, conditions globally including deterioration of equity markets, increasing interest rates or rising inflation; failure to meet financial expectations, including any failure to meet our 2024 Outlook; general domestic and international economic and political developments, including armed hostilities, the threat of terrorism, adverse diplomatic developments or other similar events; equipment failure and our ability to carry out or have completed the repairs in a cost-effective and timely manner or at all; industry risk and competition in the business in which we operate; structural subordination of securities; inadequacy or unavailability of insurance coverage; our provision for income taxes and any risk of reassessment; and legal, regulatory and contractual disputes and proceedings involving the Company; and other risks and uncertainties discussed in the Company's materials filed with the securities regulatory authorities from time to time and as also set forth in the Company's Management Discussion and Analysis and Annual Information Form for the year ended Dec. 31, 2023. Readers are urged to consider these factors carefully in evaluating the forward-looking statements, which reflect the Company's expectations only as of the date hereof and are cautioned not to place undue reliance on them. The purpose of the financial outlooks contained herein is to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes. The forward-looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

View original content:https://www.prnewswire.com/news-releases/transalta-reports-full-year-and-fourth-quarter-2023-results-and-announces-enhanced-share-repurchase-program-302069727.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/February2024/23/c7496.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and US, Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 23-FEB-24